AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

March 11, 2020

Ms. Aamira Chaudhry
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Re:	SEC Comment Letter dated February 27, 2020
AmerisourceBergen Corporation
Form 10-K for Fiscal Year Ended September 30, 2019
Filed November 19, 2019
File No. 001-16671

Dear Ms. Chaudhry:

We hereby acknowledge receipt of the above referenced letter. Per my voice mail, we hereby confirm that we will respond to the above referenced letter on or before March 26, 2020. If you have any questions or need any additional information, please contact me at (610) 727-7144 or via email at lkrikorian@amerisourcebergen.com.

Sincerely,

/s/ Lazarus Krikorian

Lazarus Krikorian
Senior Vice President and
Chief Accounting Officer